UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Explanatory Note

On March 14, 2023, Prenetics Global Limited (the “Company”) published a press release reporting the Company’s business and financial updates as well as the unaudited financial results for the three months and the year ended December 31, 2022 (the “Press Release”).

This Amendment No. 1 to Form 6-K is to revise the Exhibit 99.1 Press Release to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2023, in order to reflect certain adjustments upon the finalization of the purchase price allocation of the acquisition of ACT Genomics subsequent to the results announcement, including (1) an increase of intangible assets, goodwill, deferred tax liabilities and non-controlling interests and (2) a decrease of inventories. These corrections are contained on page 10 thereof. A copy of the corrected Press Release is being furnished herewith as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

By:	/s/ Stephen Lo
Name:	Stephen Lo
Title:	Chief Financial Officer

Date: May 1, 2023